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                            March 24, 2022

       Wah Leung
       Chief Executive Officer
       Bylog Group Corp.
       84/1 Bilang, Hutan #402
       Dalian City Lianoning Province, China

                                                        Re: Bylog Group Corp.
                                                            Form 10-K and Form
10-K/A for the Fiscal Year Ended March 31, 2021
                                                            Filed July 12, 2021
and March 4, 2022, respectively
                                                            File No. 333-211808

       Dear Mr. Leung:

              We have reviewed your March 4, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       February 7, 2022 letter.

       Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2021

       Legal and Operational Risks Associated with Being Based in China if We Consummate a
       Combination Transaction, page 4

   1. We note your revised disclosures where you state that as a shell company with no operations in, or
revenues from, China you believe that the legal and operational risks associated with being
based in China will not apply to the company until you consummate a combination
transaction with an operating company that has significant business in
                                                        China. Explain further
why you believe you will need to consummate a business
                                                        combination before
these risks apply to your operations. Also, tell us how you considered the material advances
you received from related parties based in the PRC to support your operations in
determining that the risks related to doing business in China do not apply to you. Please
explain or revise as necessary to address each of the disclosures
 Wah Leung
Bylog Group Corp.
March 24, 2022
Page 2
         requested in prior comment 1 through 4.
2. You state that you do not have any subsidiaries. Please tell us how you considered the formation of Bylog Alliance Group Limited on August 2, 2021 in Hong Kong, whose main business includes, but is not limited to, forming alliances with associated corporations to operate an integrated online, office and integrated life department merchandise, advertising and marketing business in concluding that the requested disclosures do not apply to the company. Please explain or revise as necessary to address the disclosures requested in each of our prior comments.
3. We note your revised disclosures where you state that you currently do not intend to adopt a variable interest entity structure in connection with any business combination. It is unclear how you can ensure that any PRC entity you acquire will not be in an industry that is subject to PRC restrictions on foreign ownership. Please explain the basis for such assertions or revise as necessary to clarify that you may acquire a business such that the entity in which investors currently hold an interest may not be the entity or entities
         through which the company   s operations may be conducted in China
after the business
         combination. Discuss how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of a holding company with respect to its contractual arrangements with a VIE, its founders and owners and the challenges the company may face enforcing these contractual agreements due to uncertainties under Chinese law and jurisdictional limits.
4. You state that restrictions on the transfer of cash through your organization do not apply to the company at this time. Please tell us how you considered the transfer of cash with regard to advances from related parties located in the PRC that were made to the holding company and the formation and operations of your subsidiary in Hong Kong when determining that such restrictions do not apply to the company. Please explain or revise your disclosures as necessary.
5. It appears that your sole officer and director, Mr. Wah Leung is located in China. Please
FirstName LastNameWah Leung
       revise to include both risk factor disclosure as well as a separate Enforceability section to
Comapany    NameBylog
       address            Group
                the difficulty of Corp.
                                  bringing actions against this individual and
enforcing judgments
       against him.
March 24, 2022 Page 2
FirstName LastName
 Wah Leung
FirstName  LastNameWah Leung
Bylog Group  Corp.
Comapany
March      NameBylog Group Corp.
       24, 2022
March3 24, 2022 Page 3
Page
FirstName LastName
        You may contact Megan Akst, Senior Staff Accountant at 202-551-3407 or Kathleen
Collins, Branch Chief at 202-551-3499 if you have questions regarding comments on the financial statements and related matters.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Technology